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                               October 28, 2021

       B. Ben Baldanza
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 27,
2021
                                                            File No. 333-260113

       Dear Mr. Baldanza:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed October 27, 2021

       Risk Factors
       Risks Relating to our Securities
       "Our warrant agreement will designate the courts of the State of New York or the United States
       District Court . . . ", page 60

   1. We note your response to comment 2, as well as your amended warrant agreement filed as
                                                        Exhibit 4.4. We note
that the carveout to Section 9.3 of your warrant agreement states that "the federal
district courts of the United States of America shall . . . be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the
                                                        Securities Act . . . ."
We also note that your disclosure on pages 60 and 61 of Amendment
                                                        No. 1 to Registration
Statement on Form S-1 filed October 22, 2021 does not discuss this
 B. Ben Baldanza
Semper Paratus Acquisition Corporation
October 28, 2021
Page 2
      part of your exclusive forum provision and instead states that "any action, proceeding or claim . . . including under the Securities Act, will be will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern
      District of New York . . . ." Please revise to ensure that the description of the exclusive
      forum provision in your filing is consistent with the provision in your filed warrant agreement.
       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,
FirstName LastNameB. Ben Baldanza
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Trade & Services
October 28, 2021 Page 2
cc:       Eric Klee
FirstName LastName